UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
HARRIS CORPORATION

(Exact name of the registrant as specified in its charter)
Delaware    1-3863    34-0276860

(State or other jurisdiction of    (Commission    (IRS Employer
incorporation or organization)    File Number)    Identification No.)
1025 West NASA Boulevard, Melbourne, Florida 32919

(Address of principal executive offices)     (Zip code)

Scott T. Mikuen, (321) 727-9100

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
x Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD – Specialized Disclosure Report for Harris Corporation (this “2017 SD Filing”) was filed for the reporting period from January 1, 2017 to December 31, 2017 (the “2017 Reporting Period”).
Harris Corporation, together with its subsidiaries, is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. We support government and commercial customers in more than 100 countries, with our largest customers being various departments and agencies of the U.S. Government and their prime contractors. We reported the financial results of our operations in the following three segments (also referred to as our business segments) as of the end of the 2017 Reporting Period:

•
Communication Systems, serving markets in tactical communications and defense products, including tactical ground and airborne radio communications solutions and night vision technology, and in public safety networks;

•
Electronic Systems, providing electronic warfare, avionics, and command, control, communications, computers, intelligence, surveillance and reconnaissance solutions for the defense industry and air traffic management solutions for the civil aviation industry; and

•
Space and Intelligence Systems, providing intelligence, space protection, geospatial, complete Earth observation, universe exploration, positioning, navigation and timing, and environmental solutions for national security, defense, civil and commercial customers, using advanced sensors, antennas and payloads, as well as ground processing and information analytics.

Because we believed for 2017 Reporting Period that one or more “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD) were necessary to the functionality or production of many of the products manufactured by us or contracted by us to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals pursuant to Item 1.01 of Form SD. Below is a brief description of our RCOI and our RCOI results.
RCOI and RCOI Results
For our RCOI for the 2017 Reporting Period under the U.S. Securities and Exchange Commission conflict minerals rules (“Conflict Minerals Rules”), we continued to use a survey approach targeting the larger‑dollar‑volume suppliers for our company, due to the vast number of suppliers in our supply chain. We acquired Exelis Inc. and its subsidiaries (collectively, “Exelis”), on May 29, 2015, and we remained in the process of integrating Exelis operations, including supply chain, with our other operations during the 2017 Reporting Period. We used the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). This survey form was designed to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier.
Our targeted group of larger‑dollar‑volume suppliers represented approximately 60% of our total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”). We sent our survey form to our targeted suppliers notifying them of the Conflict Minerals Rules and our conflicts minerals policy. We requested them to complete a GeSi/EICC Conflict Minerals Reporting Template, for which we would need their accurate and timely responses. We analyzed each completed survey form for completeness and content relative to the types of information we sought and otherwise to determine if it was reasonable for us to rely on the supplier’s response and the information included therein. We followed up with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.We received completed survey forms from responsive suppliers representing approximately 39% of our Total Direct Spend represented by the suppliers from whom we solicited survey forms (our “Surveyed Spend”), or approximately 23% of our Total Direct Spend.

A summary of certain information in those completed survey forms follows:

•
Suppliers responding that the products, materials and supplies those suppliers provided to us did not contain any of the four conflict minerals (tin, tantalum, tungsten, gold) represented approximately 10% of our Surveyed Spend (approximately 6% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us did not originate in the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”) represented approximately 2% of our Surveyed Spend (approximately 1% of our Total Direct Spend).

•
Suppliers responding that the source of any conflict minerals in the products, materials and supplies those suppliers provided to us was uncertain or unknown represented approximately 9% of our Surveyed Spend (approximately 5% of our Total Direct Spend).

•
Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the covered countries represented approximately 18% of our Surveyed Spend (approximately 11% of our Total Direct Spend).

Based on our RCOI, we determined for the 2017 Reporting Period that the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the second and third bullets above did not originate in the Democratic Republic of the Congo or an adjoining country or that we had no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.
Additionally, for the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fourth bullet above, we determined based on our

RCOI for the 2017 Reporting Period that we knew such necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or that we had reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Consequently, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD, and we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.
Our 2017 SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link:
https://www.harris.com/investors/financial-reports
Item 1.02 Exhibit
Our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item    2.01 Exhibits
The following exhibit is filed herewith:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
HARRIS CORPORATION
By: /s/ Scott T. Mikuen

Name:	Scott T. Mikuen

Title:	Senior Vice President, General Counsel and Secretary
Date: May 30, 2018